

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2022

Bobby Gaspar, M.D., Ph.D.
Chief Executive Officer
Orchard Therapeutics plc
108 Cannon Street
London EC4N 6EU
United Kingdom

> **Re: Orchard Therapeutics plc**
> **Registration Statement on Form S-3**
> **Filed March 30, 2022**
> **File No. 333-263967**

Dear Dr. Gaspar:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Benjamin K Marsh